CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 44 212 16 16 Telefax +41 44 333 25 87 www.credit-suisse.com media.relations@credit-suisse.com

November 16th, 2006

BY EDGAR AND BY HAND Mr. Paul Cline Senior Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Credit Suisse Group
Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 1-15244

Dear Mr. Cline:

Credit Suisse Group (the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 2, 2006 (the “Comment Letter”) setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”), filed with the Commission on March 31, 2006. For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Trading Assets and Liabilities

1.

We note your response to comment 5 from our September 6, 2006 comment letter regarding your accounting for loans. In light of the FASB and EITF deliberations on this matter we will defer further consideration of this issue at this time. We may have comments at a future date.

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Response to Comment 1:

The Group understands that this comment has been resolved at the present time.

2.

We note your response to comment 5 from our September 6, 2006 comment letter regarding your accounting for precious metals. In order to apply the guidance in ARB 43, there must be an inability to determine appropriate approximate costs. Please tell us specifically why you can not determine the approximate cost of your precious metals considering the sophisticated cost accounting techniques supported by cost accounting software available today. Please identify the characteristics and other factors related to the cost of your precious metals that is different than other commodities and items for which other companies can determine approximate costs.

Response to Comment 2:

The Group is unable to determine the approximate cost of these precious metals, because it is not required to and does not maintain cost basis information under any applicable regulatory, accounting or tax requirement. These precious metal inventories relate to banking services the Group offers to customers in Switzerland, involving the deposit of quantities of precious metals under arrangements that require the delivery of the precious metals upon the customer’s withdrawal. Swiss banking regulation, generally accepted accounting principles and tax accounting applicable to this business require the Group to measure physical inventories of precious metals at current exchange rates (i.e., fair value) with changes in such rates recognized in the income statement. As a result, the Group’s systems have not historically and do not currently capture any cost basis information for this activity. In order to determine a cost basis for its physical inventories in precious metals, the Group would be required to undertake an exhaustive review of depository account activity (i.e., deposits and withdrawals) potentially dating back to the inception of this business, which the Group could not complete without unreasonable burden and expense. Even if it were to undertake such a review, the Group cannot be certain that adequate records exist to permit it to substantiate a cost basis for all the physical inventory positions held as of December 31, 2005.

The precious metal inventories described above differ from those that typically are stated at cost in that they relate to a depository business rather than a manufacturing or production activity. In addition, because the customer deposits are required to be recognized at fair value, the Group believes that recognizing the physical inventories at other than fair value would be distortive and potentially misleading. Unlike fair value accounting, classical cost accounting techniques are designed to aggregate direct and indirect costs associated with items held for sale in the ordinary course of business, in process of production for sale, or currently being consumed in the production of goods or services to be available for sale where the major objective is the proper determination of income through the process of matching appropriate costs against revenues.

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*         *         *

The Group hopes that its response adequately addresses the Staff’s remaining comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP

/s/  Renato Fassbind

Renato Fassbind

Member of the Executive Board
Chief Financial Officer

Enclosure

cc:	Oswald J. Grubel
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group

Urs Rohner
Member of the Executive Board
General Counsel
Credit Suisse Group

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group

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David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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